

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

William Ho
President and Chief Executive Officer
IN8bio, Inc.
350 5th Avenue, Suite 5330
New York, New York 10118

> **Re: IN8bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 10, 2022**
> **File No. 333-268288**

Dear William Ho:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joshua A. Kaufman